Filed by Oasis Petroleum Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Oasis Midstream Partners LP

Commission File No.: 001-38212

Oasis Petroleum Inc. (OAS)

Business Update Conference Call

October 26, 2021, 10:00 a.m. ET

Executives:

Michael Lou, Chief Financial Officer

Danny Brown, Chief Executive Officer

Taylor Reid, President and Chief Operating Officer

Analysts:

Derrick Whitfield, Stifel

Neal Dingmann, Truist Securities

Phillips Johnston, Capitol One Securities

Unidentified Analyst, RBC Capital Markets

Presentation

Operator: Good morning, and welcome. Oasis announces OMP to merge with Crestwood Equity Partners. (Operator instructions). After today’s presentation, there will be an opportunity to ask questions. Please note that this event is being recorded.

I’d now like to turn the call over to Mr. Michael Lou, Chief Financial Officer. Please go ahead.

Michael Lou: Thank you, Nick. Good morning, everyone. Today we are providing a business update, along with certain third quarter 2021 preliminary operating and financial metrics. We’re delighted to have you on our call.

I’m joined today by Danny Brown, Taylor Reid, as well as other members of the team.

Please be advised that our remarks on both Oasis Petroleum and Oasis Midstream Partners, including the answers to your questions, include statements that we believe to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those currently disclosed in our earnings releases and conference calls. Those risks include, among others, matters that we have described in our earnings releases, as well as in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K and our quarterly reports on Form 10-Q. We disclaim any obligation to update these forward-looking statements.

During this conference call, we will make reference to non-GAAP measures and reconciliations to applicable GAAP measures, can be found in our earnings releases and on our websites. We may also reference our current investor presentation, which you can find on our website.

With that, I’ll turn the call over to Danny.

Danny Brown: Thank you, Michael. Good morning all, and thank you for joining our call to discuss the merging of OMP into Crestwood Equity Partners, as well as our preliminary third quarter results. I’d like to start by thanking the entire Oasis team for their amazing work this year, which will transform Oasis and will focus OMP operator with a best-in-class balance sheet, an enviable top-tier inventory position.

Importantly, I’d also like to thank all of our OMP dedicated employees. Your efforts helped build a phenomenal midstream organization, one which you should be very proud of. It’s because of your success and dedication that we’re able to enter into this transaction, which we view as a fantastic outcome for all parties, including OMP.

Thank you also to the OMP customers who have trusted Oasis Midstream Partners with their operations, and helped OMP grow into a highly valued and respected midstream organization. We believe you’ll be in good hands with Crestwood, as we’re confident in their ability to operate as a key midstream provider for our volumes as well.

Our announcement marks the latest and one of the most important action in a series of strategic actions the Board and management have taken over the past year. We believe the sale of Oasis’ ownership stake in OMP at an attractive valuation of $160 million in cash and 21.7% of Crestwood Equity, combined with the resultant deconsolidation of our financial statements, which will highlight our strong E&P business to investors, will better position Oasis to unlock the discounted value of OMP embedded in our share price.

The strategic merits of the transaction are compelling. First, the merger accelerates value to Oasis shareholders. Oasis is receiving approximately $160 million in cash, or about $8 per share. In addition, Oasis is receiving 21 million units in Crestwood.

Second, the transaction increases transparency around our valuation. After close, Oasis will no longer report financial results consolidated with OMP. Therefore, reporting after the merger closes will be aligned with Oasis’ E&P operations with no midstream impact, other than accounting for our ownership of Crestwood with the equity method. So this will mean no midstream debt will be consolidated on our balance sheet. We believe this will eliminate the historical confusion about how to calculate E&P EBITDA versus consolidated EBITDA, which should help everyone to properly value Oasis.

Third, the transaction further reduces Oasis’ pro forma leverage, pro forma for the Williston acquisition and the Crestwood transaction, as of September 30, Oasis will be completely unlevered. We believe our strong balance sheet gives us plenty of optionality to enhance shareholder value and participate in industry consolidation.

Fourth, upon close of the transaction, Oasis expects to utilize its NOL position. This action should allow the company to subsequently eliminate the tax benefits preservation plan that it put in place in August of 2021, thus, permitting shareholders to build a position greater than 5% of shares outstanding.

Fifth, with the conclusion of this process and the pre-release of material 3Q earnings information, Oasis is no longer in possession of material nonpublic information, allowing us to once again purchase shares of Oasis in the open market.

Sixth and finally, the transaction aligns with Oasis’ ESG objectives, and allows us to work with an entity that has been on the leading edge as it relates to ESG initiatives. Crestwood and OMP together have an extensive infrastructure network that will help limit methane flaring, as well as the trucking of oil and water. We believe Crestwood will continue to progress its 3-year sustainability strategy focused on diversity and inclusion, emissions reductions, biodiversity, supply chain and ESG disclosure.

We are excited about Crestwood becoming our largest midstream provider. They are a highly regarded diversified midstream operator with a large footprint in the Williston Basin. The announced with OMP creates an even stronger entity that is beneficial for all equity holders and customers. Oasis feels confident Crestwood is the right midstream partner and provider to handle a large portion of Oasis’ hydrocarbons and produced water, and looks forward to a long relationship.

I’ll now turn it over to Michael to touch briefly on our preliminary third quarter operational performance before turning it over to Q&A.

Michael Lou: Thanks, Danny. Concurrent with the merger announcement, Oasis provided preliminary third quarter results for certain operational and financial items. An abbreviated third quarter results press release will be published on November 3, so we’re replacing the regularly-scheduled earnings call with this call.

Results across the board were strong with total production, cash flow, capital and free cash flow exceeding both internal and external expectations. Third quarter production of 51.8 thousand BOEs per day exceeded the top end of our guidance. And oil volumes of 31.9 thousand barrels per day were essentially in line with the midpoint of our guidance.

Oasis benefited from strong pricing and differentials from both oil and gas in the third quarter. The marketing team continues to do a great job capturing value in both commodities.

Lease operating expense and gathering processing and transportation both fell below the midpoint of our guidance. The midpoint of E&P cash G&A of $10.5 million was above our preliminary guidance, but includes multiple items related to the announced transaction and other costs related to consulting services. Adjusting for these items, E&P cash G&A is expected to be approximately $8.2 million at the midpoint.

Capital is expected to range between $40 million to $44 million in the third quarter, below our original guidance of $50 million to $60 million. Oasis again lowered its capital expenditure guidance by 9% this quarter, following a 7% reduction at the end of the second quarter. The reduction in spending reflects a series of factors, primarily driven by strong efficiencies, schedule timing and lower working interest than expected in certain wells.

We provided updated fourth quarter guidance, production guidance, in our press release, which reflects the delayed timing of the recently-closed Williston acquisition, as well as impacts of lower working interest that I just noted.

Additionally, the seller of the Williston asset managed some recently-completed wells aggressively during the third quarter. And those wells outproduced our expectations during the third quarter. This helped drive the lower-than-anticipated final price paid for the asset to $511 million. That well population is now expected to produce at slightly lower levels than planned, previously planned, in the fourth quarter. Adjusting for this, we remain on track in the fourth quarter to meet our original expectations. These updates are now reflected in our guidance.

For 2022, we continue to expect full year average volumes of approximately 72,000 BOEs per day with a capital budget of about $300 million, which reflects the current service pricing environment.

We are expecting inflation to accelerate through the end of the year and into next year, and will update our thoughts on the impact when we formalize our 2022 capital plan.

Consistent with prior indications, Oasis increased its fixed dividend 33% to $0.50 per share per quarter, or $2 per share annualized. We expect to generate significant free cash flow through the rest of 2021, as well as 2022 and beyond. We continue to evaluate the best use of cash, and will pursue a balanced approach as you’ve seen from us year-to-date.

I’ll touch briefly on our share repurchase program before handing it over for Q&A. We’ve got approximately $85 million remaining on our $100 million share repurchase program authorization.

In summary, it was a very strong quarter, both operationally and financially. And Oasis is focused on delivering substantial, sustainable free cash flow. And today’s announcement further bolsters its competitive position.

With that, I’ll turn it back over to Nick for questions.

Questions and Answers

Operator: We will now begin the question-and-answer session. (Operator Instructions). Derrick Whitfield of Stifel.

Derrick Whitfield: [Technical difficulty] in general over the last year.

Michael Lou: Hey, Derrick, we missed most of your first part of that question. Can you repeat that?

Derrick Whitefield: Sure. So I was just going to say good morning, all, and congrats on your update and progress really over the last year. With my first question, I wanted to ask a question regarding the comp [technical difficulty] about Oasis’ enhanced liquidity and ability to participate in industry consolidation. Perhaps could you help frame the current market in the Williston for value-enhancing opportunities?

Danny Brown: Sure, Derrick. This is Danny. As we look across the — I think you broke up a little bit there during the question, but I think I got the gist of it. As we look across the landscape within the Basin, we continue to see opportunities both — I’d say both — well, including private opportunities, perhaps larger publics where, as they look at their portfolio, the position of Williston may be less competitive relative to other opportunities that they have; and then obviously, other publics.

And so we think there is an opportunity around industry consolidation in all of those — with all of those aspects that would help us enhance our scale, our size, increase our relevance to investors and be value-additive for the organization. And so we’re looking across the landscape and seeing opportunities in multiple different areas.

Derrick Whitfield: Thanks, Danny. And then shifting over to the QAP assets, now that you’ve closed on the acquisition, could you share your latest thoughts on how you might integrate this asset through your 2022 capital plan, and where you’d likely direct your first activity?

Taylor Reid: Yes, Derrick, we’re looking at our first capital activity that will operate on the new asset in 2022. There’s actually a group of wells that were drilled and completed by QEP Diamondback earlier this year, the Disco pad. And there’s additional locations that are permitted ready to drill on that location. So somewhere between probably 6 to 8 wells that we would most likely drill and complete next year, so that’ll be our first additional drilling activity.

From an operation standpoint, we have closed, as you guys know, integrating the asset, really looking at applying some of the same practices that we apply on our assets. And I think we’ll have the opportunity to drive some costs down on that front as well.

Derrick Whitfield: That’s terrific, Taylor. Very helpful, guys. Thanks for your time.

Operator: Neal Dingmann, Truist Securities.

Neal Dingmann: Maybe Michael, for you or Danny, my question, a little bit on what Derrick asked, and that’s on consolidation. You talked about the shareholder return. And you guys did a [really] good job of kind of combining that mix, obviously notable dividends and the shareholder return. I’m just wondering how do you all see sort of tying that together with potential — you mentioned obviously, Danny, the potential for consolidation. So if you see deals, I’m just wondering how do you sort of blend all those things together when you think about the shareholder return, as well as the consolidation?

Danny Brown: Yes, I think as we think about it, Neal, I think we’re committed and we’ve, as we’ve indicated, to both returns on and return of capital. And so that return of piece is something that’s really important to us, and we’ve — hopefully, we’ve been demonstrating that over time with the dividend. It’s increased, the special we paid out and the share buyback program we’ve got. So we’re committed to continuing to do that, and we’ll continue to evaluate opportunities to do that.

As we move forward, I think it’s important that we also recognize industry consolidation is — consolidation broadly is something that needs to continue to happen. And we ought to be participants in that. And so I think as we see opportunities that are value-enhancing to shareholders, either by directly returning capital to them, or by doing accretive actions and value-enhancing actions, that we think benefit shareholders, we’ll look to take both of those approaches. And so I think we’ll continue to be balanced from that standpoint, but the return of capital is a very, very key component of our strategy.

Neal Dingmann: (Inaudible) comments. And then just one follow-up. Michael, you mentioned about the service cost. I’m just wondering what are you seeing already today that you’ve maybe — incrementally then what you saw just on the end of 2Q. I’m just wondering how much we’ve seen changes in kind of what you are thinking, let’s just say now into 2022?

Michael Lou: Yes, Neal, so from a service cost perspective, definitely seeing some pressure, and it’s not universal, but across different segments. The good news is so far this year, we’ve been able to offset those service cost increases with efficiencies, both in frack operations, drilling operations, kind of across the board. As we look to really — we think we can maintain that through the end of the year. So as we look into 2022, really think you’re going to start seeing more pressure that’s going to show up kind of across the board.

Labor is definitely seeing it; trucking has been a bit of a challenge, but like I said, we’ve been able to offset that so far. I think you’re going to see increases as we get into 2022 and then likely through the end of the year.

Neal Dingmann: Great color. Thanks, gentlemen, thanks, guys.

Operator: Phillips Johnston, Capitol One .

Phillips Johnston: Congrats. I was hoping you could address the plan for the 21 million units of Crestwood that you guys will own going forward. It seems like there’s obviously some option value there, but is this an asset that we should expect you guys to own over the long term, or would you like to either sell down those units over the next several quarters, or possibly distribute those units directly to Oasis shareholders via some sort of a dividend?

Michael Lou: Sure, Phillips, appreciate the comments, good question. So I think the way we think about the deal is a couple of things. One, we think this is an incredible deal for — really for all parties. So from a Crestwood perspective, build, size and scale, it’s an accretive deal; OMP kind of the same thing. Then from an Oasis perspective, we’ve been looking for ways to get kind of that full read-through value, and we think this goes a long ways to do that. We’ll be deconsolidated, we’ll have a much more kind of liquid, larger company kind of stock, lower position in that.

So I think we have a lot of — with that, we have a lot of options there, right? So we have a fully unlevered balance sheet with this deal. We’ll basically be in a zero net debt type position after the deal, which is fantastic. So we don’t have any real needs right away. It still provides a nice dividend and cash flow off of it, but it provides us some optionality. Now, we want — we see that as a great investment, a great partnership with Crestwood. So we actually see that as a great place to be.

But that being said, we also have flexibility to do things with those shares if the opportunity comes up and we think that’s a better use. We’re going to be very strong capital stewards, and so as we’re looking at ways that we can invest and different things that we can do, that’ll be on line.

Now, that being said, we also have a nice structured program with Crestwood. They’re going to be generating a ton of free cash flow and they have their own share buyback program. We have the ability to work with them in that nature if that benefits both companies. And once again, we’re looking for win-wins for both sides. We have no pressure; we love the stock, we love the company and what they’re doing. They’re going to be a great long-term provider for us.

Phillips Johnston: Okay, great. And on those 21 million units, are there any restrictions or lockups or anything like that?

Michael Lou: There is a 3-month lockup on it.

Phillips Johnston: Okay, great. Thanks, Michael. And then just one more from me. Just return of capital front, I think you said there’s $85 million left in $100 million buyback program. If I’m not mistaken, that’s unchanged from early August. Just wondering what’s kind of prevented you from being more active on the buyback front?

Michael Lou: Great question. Obviously, that if we’ve got kind of material nonpublic and with the 2 transactions that — the QEP Diamondback one that just closed, as well as this Crestwood deal that just got announced, as you’d imagine, we didn’t have as many windows to be able to do that. I think what we noted here is that we’re getting quarterly information out. We’ve got obviously those transactions announced. We don’t have those restrictions anymore going forward.

Phillips Johnston: Okay. Yes, I was — that’s going to be something like that. Thanks, Michael.

Operator: (Operator Instructions). Davis (indiscernible), RBC Capital Markets.

Unidentified Analyst: Just a quick one. I know back at Q2, you all were guiding kind of $400 million, $500 million of NOLs kind of starting 2022. I’m just wondering kind of what the update is post-this deal and kind of where the strip’s moved since, any color on that front?

Michael Lou: Yes, great question, Davis. Yes, I think that we’re still expecting kind of, let’s say, before this deal, $500 million (indiscernible) NOLs at the end of the year. So obviously, with this transaction, the cash that comes across with the transactions will be going against that NOL position. And it kind of depends on timing of is it a year-end close, is it right after the New Year, etc. And then we’ll be using substantially most of that NOL. We’re looking kind of the best way to use that.

But what we are talking about is that tax plan that is protecting the NOL will likely go away with the closing of the Crestwood transaction. So that means that we’ll be substantially using that NOL in whichever way is kind of the best from a tax position for Oasis.

Phillips Johnston: Got it. Okay. And just a quick follow-up. Is there any change to kind of your midstream contracts, or kind of your operating costs with this deal, or any kind of drill carries that you’ve struck with Crestwood that maybe you’re going to have to move some activity around next year?

Michael Lou: No real changes. It’s a good question, but no real changes and no kind of additional things. We did strike a deal on the Painted Woods area. You’ll know that we had a right of first refusal in that area through the simplification process. Great area, happy to be working with them on that side of things. But other than that, nothing. It doesn’t really change kind of what we’ve talked about; we’ve been very intentional about showing E&P cost, E&P capital, E&P G&A, none of that changes with this deal. So you should have great visibility on that front.

Phillips Johnston: Perfect, appreciate it.

Operator: This concludes our question-and-answer session. Now I’d like to turn the call back over to Mr. Danny Brown, Chief Executive Officer, for closing remarks. Please go ahead.

Danny Brown: Thank you, Nick. Again, I want to thank all of our employees for their hard work and dedication. Today’s announcement marks an important milestone in restructuring the business to be highly competitive and opportunistic moving forward.

As I said before, in many ways, Oasis is accomplishing in months what it would normally take years to do. Year-to-date, Oasis restructured its midstream business, which was quickly followed by a partial sell-down and now, today’s merger announcement. Operationally, we significantly reduced our cost structure, which drives efficiency and supports sustainable free cash flow generation.

From a portfolio perspective, we increased our Williston production base 50% through a highly accretive scale-enhancing merger, while divesting our Permian position for attractive proceeds. We also implemented a top-tier governance program with a progressive incentive compensation program, aligning management with shareholders. And we enhanced our ESG transparency and published our first sustainability report in August.

The transformed Oasis of today is a focused organization in an enviable position, with a bias towards value-enhancing action. And our future looks exciting.

With that, thank you very much for joining our call.

Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.